Filed by Valeant Pharmaceuticals International, Inc.

(Commission File No. 001-14956) pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Allergan, Inc.

Commission File No.: 001-10269

Additional rebuttal items

Source	Assertion	Facts

Allergan September 3rd Answer to CA federal suit	“Recognizing inventory obsolescence reserves of acquired companies, including legacy Valeant, QLT, Medicis, Eyetech, and Bausch & Lomb”

•     Allergan’s statement is factually incorrect. In accordance with GAAP accounting and Accounting Standards Codification (ASC) 805-20, Valeant records inventory acquired in business combinations at its acquisition date fair value. As part of this analysis any obsolescence reserves existing at the time of the acquisition are adjusted as appropriate to reflect inventory at fair value as of the acquisition date.

•     We are transparent with our investors with regard to our obsolescence reserve balances related to our acquisitions and provide them on Schedule II “Valuation and Qualifying Accounts” in Valeant’s 10-Ks, including our most recently filed Form 10-K. Valeant discloses a roll-forward of the inventory obsolescence balance, specifically identifying expense charges to the income statement, inventory reserves assumed as part of business combinations, and write-offs/disposals. Valeant does not use inventory obsolescence reserves recorded by the acquired companies to absorb losses on inventories to avoid recognizing charges to income.

Allergan September 3rd Answer to CA federal suit

“Recognizing revenue when aesthetics products are shipped to third-party distributor McKesson, instead of when McKesson receives the shipment”

“and withholding information from the SEC Staff on a rebate program that Valeant established subsequent to its acquisition of Medicis”

•     Allergan’s statement is factually incorrect. Revenue from aesthetics products is recognized when product is received by McKesson and changes to the revenue recognition policy used by Medicis management were related to changes in business practices after the Medicis acquisition. This is explained in detail in our response to the SEC comment letter dated October 1, 2013 which can be found at: http://www.sec.gov/Archives/edgar/data/885590/000134100413001002/filename1.htm

•     Allergan’s statement is factually incorrect. Information was never withheld from the SEC regarding rebates. The rebates that were discontinued were consumer (patient) rebates as described in the SEC letter dated October 1, 2013. Valeant never discontinued any physician rebates. The MVP program that was launched in Q3 of 2013 is a physician loyalty program, not a consumer (patient) rebate program. Our rebates with regard to physician loyalty programs are included in our Gross to Nets and details of the program can be found in Valeant’s press release dated July 2, 2013.

Allergan September 3rd Answer to CA federal suit	“Failing to report disposal of products and related intellectual property as discontinued operations, and failing

•     Allergan’s statement is factually incorrect. Through Q1 2014, Valeant had assessed all disposals and divestitures under ASC 205-20-45 to determine whether reporting as discontinued operations was appropriate. In all instances, the divestitures and discontinuations did not meet the criteria or were immaterial.

to disclose information regarding sales of products disposed for the current and two prior years”

•     In Q2 2014, the FASB issued guidance which changes the criteria for reporting a discontinued operation, specifically setting higher thresholds for meeting the discontinued operations criteria while enhancing disclosures in this area. Valeant reviewed all Q2 disposals and divestitures under these criteria. As permitted, Valeant early adopted this guidance in the second quarter and applied the criteria set forth in ASU 2014-08 for assessing the divestiture of the facial injectable products business to Nestle and the divestiture of Metronidazole 1.3% to Actavis. As described in Valeant’s June 30, 2014 10-Q footnote #19, neither of these divestitures met the criteria for discontinued operations reporting or for individual significant component reporting.

Allergan September 3rd Answer to CA federal suit	“Touting ‘Cash EPS’ in its non-GAAP financial measures”

•     Allergan’s statement is misleading. Valeant provides non-GAAP financial metrics with the same adjustments as Allergan and other industry peers to provide additional information to shareholders on the underlying performance of the business. Comparable GAAP financial measures are provided, consistent with SEC guidance.

Allergan September 3rd Answer to CA federal suit	“Improperly identifying
its business segments in
periodic SEC reports,
and providing
information
inconsistent with the
information that J.
Michael Pearson,
Valeant’s Chairman
and Chief Executive
Officer, uses in
managing the
business.”

•     Allergan’s statement is factually incorrect. Valeant has appropriately identified its operating segments based on the operation of the business and in accordance with ASC 280-10-50-1. Valeant reviews operating segments on a yearly basis or more frequently as necessary.

Allergan September 3rd Answer to CA federal suit	“Incompletely
disclosing in its proxy
statement filed on April
22, 2014, that Valeant’s
board had permitted
Mr. Pearson to pledge
Valeant shares he
beneficially owned and
that were restricted
from being sold until
2017 under Mr.
Pearson’s 2011
employment contract as
collateral for a loan
made to Mr. Pearson to
pay his personal U.S.
income taxes.”

•     Allergan’s statement is factually incorrect. The Valeant proxy statement fully discloses that Mr. Pearson pledged shares of Valeant common stock in connection with loans used to fund tax and other obligations associated with vesting and delivery of equity incentive awards and purchases of Company shares. This disclosure complies in full with all applicable SEC requirements, and is consistent with disclosure made by other issuers.

•     Such a pledge does not implicate the Sarbanes-Oxley prohibition on publicly traded companies extending or arranging personal loans to directors or executive officers

Allergan September 3rd Answer to CA federal suit	“Valeant excluded
from its assessment of
ICFR
certain categories of
recently acquired
B&L assets, but
included B&L’s
goodwill and
intangible assets.
Valeant provided no
disclosure explaining
this. Valeant’s
piecemeal reporting of
testing of acquired
assets for ICFR
purposes raises
serious questions
about its compliance
with Section 404 of
SOX and its disclosure
of how Valeant
integrates the ICFR
function for its ever
more frequent and
sizeable acquisitions”

•     Allergan’s statement is misleading. As is standard practice with all acquisitions that are business combinations, assets and liabilities that are acquired are recorded at the acquisition date fair value as described under ASC 805-20-25. As such, Valeant performed a valuation of the intangible assets acquired from B+L as of the acquisition date, which was in August 2013. The goodwill and intangible asset balances were immediately incorporated into Valeant’s internal control environment and subject to internal control over financial reporting (“ICFR”) design and operating effectiveness assessments.

•     The valuation of these assets was performed centrally by Valeant corporate staff with the assistance of external experts. The valuation and subsequent impairment testing were conducted in accordance with Valeant’s policies and procedures and the reviews of the financial statement disclosures associated with these balances were subject to Valeant’s disclosure review process. Based on the procedures performed and the testing conducted, these assets were included as part of the CEOs and CFOs 302 and 906 certifications.

Allergan September 3rd Answer to CA federal suit	“Valeant is already subject to an IRS audit of its 2011 and 2012 tax years.”

•     Allergan’s statement is misleading. As previously mentioned and disclosed in our Q2 2014 10-Q, there is a routine ongoing audit related to the Company’s 2011 – 2012 tax years. The Company is regularly subject to audits as are most companies of our size.

•     In Allergan’s 2013 10-K it disclosed that it is currently being audited by the IRS for the 2009 and 2010 tax years, along with previously being audited in the 2003-2006 tax years, including reaching settlements with the IRS for the 2005 and 2006 tax years.

Allergan September 3rd Answer to CA federal suit	“Applying this trend to
Valeant’s debt
reduction forecast, its
planned debt pay-
down would leave it
with virtually no
operating cash flows
to acquire the
intellectual property,
support capital
expenditures, or
engage in marketing
and development”

•     Allergan’s statement is misleading. In our Q2 2014 earnings presentation, we provided 2015 and 2016 projections based on two scenarios: an acquisition case and a debt repayment case.

•     In both the debt repayment case and the acquisition case, we include sales & marketing, research & development, capital expenditures, contingent consideration, mandatory debt repayments and other standard business expenses in-line with historical levels.

•     In the debt repayment case, we assume no future acquisitions and 90% of remaining free cash flow cash to pay down debt.

•     No new acquisitions would lead to no incremental restructuring, therefore the gap between adjusted and GAAP cash flows will narrow making the historical ratio of these metrics irrelevant

•     Given we are only using 90% of remaining free cash flow there would be cash available to acquire intellectual property and make additional capital expenditures or investments in sales & marketing, and research & development.

•     In the acquisition case, we assume that we continue to make acquisitions, maintaining a leverage ratio of ~4.0x or below. We assume that we use a combination of incremental debt and 90% of remaining free cash flow for acquisitions. We assume we acquire companies at an acquisition price equal to ~3.0X sales.

Allergan September 3rd Answer to CA federal suit	“the tax structure depended on having a Biovail subsidiary in Barbados own the company’s intellectual property ”

•     Allergan’s statement is misleading. While legacy Biovail utilized a Barbados tax structure, currently Valeant does not, and therefore any specifics with regard to a Barbados tax structure are irrelevant.

•     Valeant operates in a number of jurisdictions, abiding by all applicable laws, including using standard and well recognized transfer pricing rules. Additionally, all financial reporting is prepared in accordance with US GAAP including Tax Assets and Tax Liabilities.

Allergan September 3rd Answer to CA federal suit	“Bausch & Lomb’s Declining Growth”	• Please see response #25 in the June 23rd clarification about the Valeant’s business

Allergan September 3rd Answer to CA federal suit	“Price Increases Drive Valeant’s revenue”	• Please see response #7 in the August 19th clarification about the Valeant business

Allergan September 3rd Answer to CA federal suit	“The Gross Inadequacy of Valeant’s offer”

•     Valeant’s offer provides a compelling offer to Allergan shareholders, providing for approximately $19.77 or ~2x Cash EPS in 2016 compared to Allergan’s 2016 standalone guidance of $10.00 as of July 21st.

Forward-looking Statements

This communication may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and Canadian securities laws. These forward-looking statements include, but are not limited to, statements regarding Valeant’s offer to acquire Allergan, its financing of the proposed transaction, its expected future performance (including expected results of operations and financial guidance), and the combined company’s future financial condition, operating results, strategy and plans. Forward-looking statements may be identified by the use of the words “anticipates,” “expects,” “intends,” “plans,” “should,” “could,” “would,” “may,” “will,” “believes,” “estimates,” “potential,” “target,” “opportunity,” “tentative,” “positioning,” “designed,” “create,” “predict,” “project,” “seek,” “ongoing,” “upside,” “increases” or “continue” and variations or similar expressions. These statements are based upon the current expectations and beliefs of management and are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results to differ materially from those described in the forward-looking statements. These assumptions, risks and uncertainties include, but are not limited to, assumptions, risks and uncertainties discussed in the company’s most recent annual or quarterly report filed with the SEC and the Canadian Securities Administrators (the “CSA”) and assumptions, risks and uncertainties relating to the proposed merger, as detailed from time to time in Valeant’s filings with the SEC and the CSA, which factors are incorporated herein by reference. Important factors that could cause actual results to differ materially from the forward-looking statements we make in this communication are set forth in other reports or documents that we file from time to time with the SEC and the CSA, and include, but are not limited to:

•	the ultimate outcome of the offer and the second-step merger, including the ultimate removal or the failure to render inapplicable the obstacles to consummation of the offer and the second-step merger described in the offer to exchange;

•	the ultimate outcome and results of integrating the operations of Valeant and Allergan, the ultimate outcome of Valeant’s pricing and operating strategy applied to Allergan and the ultimate ability to realize synergies;

•	the effects of the proposed combination of Valeant and Allergan, including the combined company’s future financial condition, operating results, strategy and plans;

•	the effects of governmental regulation on our business or potential business combination transactions;

•	the ability to obtain regulatory approvals and meet other conditions to the offer, including the necessary stockholder approval, on a timely basis;

•	Valeant’s ability to sustain and grow revenues and cash flow from operations in our markets and to maintain and grow our customer base, the need for innovation and the related capital expenditures and the unpredictable economic conditions in the United States and other markets;

•	the impact of competition from other market participants;

•	the development and commercialization of new products;

•	the availability and access, in general, of funds to meet our debt obligations prior to or when they become due and to fund our operations and necessary capital expenditures, either through (i) cash on hand, (ii) free cash flow, or (iii) access to the capital or credit markets;

•	our ability to comply with all covenants in our indentures and credit facilities, any violation of which, if not cured in a timely manner, could trigger a default of our other obligations under cross-default provisions; and

•	the risks and uncertainties detailed by Allergan with respect to its business as described in its reports and documents filed with the SEC.

All forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by this cautionary statement. Readers are cautioned not to place undue reliance on any of these forward-looking statements. These forward-looking statements speak only as of the date hereof. Valeant undertakes no obligation to update any of these forward-looking statements to reflect events or circumstances after the date of this communication or to reflect actual outcomes.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication relates to the exchange offer which Valeant has made to Allergan stockholders. The exchange offer is being made pursuant to a tender offer statement on Schedule TO (including the offer to exchange, the letter of election and transmittal and other related offer materials) and a registration statement on Form S-4 filed by Valeant with the SEC on June 18, 2014 and with the CSA, as each may be amended from time to time. These materials contain important information, including the terms and conditions of the offer. In addition, Valeant has filed a preliminary proxy statement with the SEC on June 24, 2014, as may be amended from time to time, Pershing Square Capital Management, L.P. (“Pershing Square”) has filed a definitive solicitation statement with the SEC on July 11, 2014, and a preliminary proxy statement on July 23, 2014, and Valeant and Pershing Square (and, if a negotiated transaction is agreed, Allergan) may file one or more additional proxy statements or other documents with the SEC. This communication is not a substitute for any proxy statement, registration statement, prospectus or other document Valeant, Pershing Square and/or Allergan have filed or may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF VALEANT AND ALLERGAN ARE URGED TO READ THE TENDER OFFER STATEMENT, REGISTRATION STATEMENT, AND ANY OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Any definitive proxy statement(s) (if and when available) will be mailed to stockholders of Allergan and/or Valeant, as applicable. Investors and security holders may obtain free copies of the tender offer statement, the registration statement and other documents (if and when available) filed with the SEC by Valeant and/or Pershing Square through the web site maintained by the SEC at http://www.sec.gov.

Information regarding the names and interests in Allergan and Valeant of Valeant and persons related to Valeant who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in the additional definitive proxy soliciting materials in respect of Allergan filed with the SEC by Valeant on April 21, 2014 and May 28, 2014. Information regarding the names and interests in Allergan and Valeant of Pershing Square and persons related to Pershing Square who may be deemed participants in any solicitation of Allergan or Valeant shareholders in respect of a Valeant proposal for a business combination with Allergan is available in additional definitive proxy soliciting material in respect of Allergan filed with the SEC by Pershing Square. The additional definitive proxy soliciting material referred to in this paragraph can be obtained free of